Exhibit 23.02

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement No. 333-102937 of Martek Biosciences Corporation (the Company) on Form S-3 of our report dated March 26, 2002, (April 25, 2002 as to the fourth paragraph of Note 8) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the acquisition of Omegatech, Inc. and Subsidiary by Martek Biosciences Corporation) relating to the consolidated financial statements of Omegatech, Inc. and Subsidiary as of and for the years ended December 31, 2001 and 2000, included in the current report on Form 8-K/A of the Company filed July 5, 2002, and to the reference to us under the heading “Experts”.

DELOITTE & TOUCHE LLP

Denver, Colorado
April 1, 2003